June 14, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 3720
Washington, D.C. 20549
Attn: Mr. Larry Spirgel, Assistant Director

Re:     Whirlpool Corporation
Form 10-K for the fiscal year ended December 31, 2011
Filed February 22, 2012
File No. 1-03932

Dear Mr. Spirgel:

As Executive Vice President and Chief Financial Officer of Whirlpool Corporation (“Whirlpool”), I am responding to the letter from the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (“Staff”) dated June 1, 2012, containing comments on the above-referenced filing. For your convenience, we have included in this letter each of the Staff's comments before providing our response to that comment. As noted in our responses below, all proposed revisions refer to Whirlpool's intended method of complying with the Staff's comments in Whirlpool's future filings with the Commission, if appropriate given the then current facts and circumstances.
Form 10-K for the fiscal year ended December 31, 2011

Comment No. 1: Liquidity and Capital Resources, page F-8
We note your response to comment one from our letter dated May 11, 2012 that approximately 85% of your cash and cash equivalents are held by your foreign subsidiaries. We continue to believe that you should disclose the amount of cash and short term investments held by foreign subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries. Your disclosure should also include a statement that you would need to accrue and pay taxes if funds were repatriated and you do not intend to repatriate the funds. In this regard, the disclosure would illustrate that some investments are not presently available to fund domestic operations such as corporate expenditures or acquisitions without paying a significant amount of taxes upon their repatriation.

In response to the Staff's comment, we will disclose in future annual filings under Financial Condition and Liquidity the amount of cash and cash equivalents held by our foreign subsidiaries, which is subject to potential tax associated with repatriation in a manner similar to the below format:
“As of December 31, 20XX, we had $XXXX.X of cash and cash equivalents on hand, of which $XXX.X million was held outside of the United States. Our intent is to permanently reinvest these funds outside of the United States and our current plans do not demonstrate a need to repatriate these funds to fund our U.S. operations. However, if these funds were repatriated, then we would be required to accrue and pay applicable U.S. taxes.”

Comment No. 2: Notes to Financial Statements
We note your response to comment three from our letter dated May 11, 2012 that you have possible involvement in superfund sites which are in various phases from investigation to remediation to operation and maintenance. Please expand your response to address the nature and extent of your exposure to future environmental remediation costs as a potentially responsible party PRP, which may affect the magnitude of your potential liability. Also address the assessment of your exposure to environmental losses in determining whether there is a reasonable possibility that a material loss exceeding amounts already recognized may have been incurred. Tell us how you evaluated the potential disclosures outlined in Question 2 of SAB Topic 5:Y for any exposure to material unrecorded remediation liabilities.

As of December 31, 2011, we had approximately $200,000 accrued as our best estimate of exposure to future costs related to the eight superfund sites where we have been identified as a PRP. For three of the eight sites, we have been classified as a "de minimus" party and will have minimal exposure related to any future remediation efforts. Four of the sites are in the final phase of the project, which includes periodic monitoring and sampling and whereby future costs are substantially known or can otherwise be reasonably estimated. The remaining site relates to a potential obligation from a former subsidiary that was divested in 1989. We have incurred no costs related to this site and, based on the process outlined below, we do not anticipate any material exposure at this time. Based on the information above, we have determined that, as of December 31, 2011, any potential incremental exposure related to these sites is not material.

In addressing the potential disclosures related to environmental obligations for these and other sites as outlined in Question 2 of SAB Topic 5:Y at December 31, 2011, we relied heavily on our robust process that was described in our May 24, 2012 response to comment 3 from your letter dated May 11, 2012, and our historical experience in estimating costs related to environmental remediation efforts. At December 31, 2011, we had accrued approximately $21 million related to environmental remediation obligations. Our process to evaluate these obligations includes an assessment developed by a third party environmental consultant to provide us with a best estimate of anticipated costs related to each site and is the basis for our accrual. These estimates have proved to be highly accurate, as evidenced by historical adjustments to our overall accrual, whereby the average net adjustment was approximately $1 million per year over the past five years, with no individual adjustment exceeding $2.5 million, on an absolute basis. Based on our current process, our historical experience and an evaluation of the individual facts and circumstances for each site at December 31, 2011, we have determined that any incremental exposure that could be material to an investor's decision to buy or sell Whirlpool securities is remote and therefore not considered necessary for disclosure.

Based on these facts, we continue to believe that our current disclosure on page 4 of our 2011 Form 10-K is sufficient, where we state that efforts to comply with environmental laws and regulations did not have a material effect on capital expenditures, earnings or our competitive position in 2011, nor is it expected to be material in 2012.

I trust that the foregoing has been responsive to the Staff's comments. All inquiries, questions, comments, notices and orders with respect to this letter, should be directed to the undersigned at (269) 923-4678, via facsimile at (269) 923-3582, or via email at Larry_M_Venturelli@Whirlpool.com.

In connection with responding to the Staff's comments, and as requested by the Staff, we acknowledge the following:

•	Whirlpool is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Whirlpool may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ LARRY M. VENTURELLI
Larry M. Venturelli
Executive Vice President and Chief Financial Officer

cc: Terry French, Division of Corporation Finance Kirsten J. Hewitt, Whirlpool Corporation Bob Pillion, Ernst & Young LLP